

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2013

Via E-mail
Stephen G. Schmitz
Chief Executive Officer
American Residential Properties, Inc.
7047 East Greenway Parkway, Suite 350
Scottsdale, AZ 85254

> **Re:** **American Residential Properties, Inc.**
> **Confidential Draft Registration Statement on Form S-11**
> **Submitted January 10, 2013**
> **File No. 377-00089**

Dear Mr. Schmitz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, market research data prepared John Burns Real Estate Consulting, LLC (JBREC), RentRange, LLC, Moody's Analytics and MBA Mortgage Bankers Association. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent

in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement, other than such materials produced by JBREC, was not prepared for or commissioned by the registrant or its affiliates.

3.   We note that the offering proceeds are not dedicated to any specified property acquisitions, and thus the offering appears to be a "blind-pool" offering. As such, please revise the registration statement to comply with applicable provisions of Industry Guide 5, including, without limitation: (i) cover page risk factors to briefly describe the most significant risks, (ii) detailed narrative and quantitative disclosure regarding the prior experience of ARP Phoenix Fund I, LP and its affiliates, and (iii) the appropriate Part II undertakings. Refer to Securities Act Release 33-6900.

4.   We note that your sponsor, officers and certain stockholders that acquired shares pursuant to private placement will continue to hold a significant equity position in the company following the consummation of your initial offering. Please update your disclosure and include a summary risk factor to discuss the attending risks associated with their holdings, including the impact sales of such shares could have on the market price of your common stock following the close of this offering.

Market, Industry and Other Data, page ii

5.   Please revise the last sentence in the first paragraph to clarify that you may be required to update this prospectus during your offering. Please make conforming changes to the second risk factor disclosed on page 28.

Prospectus Summary

Our Business and Growth Strategies, page 4

6.   *Targeted Geographic Expansion.* In addition to your current geographic markets, please revise to specifically identify any other markets you are currently targeting. Please make conforming changes to your disclosure on page 111.

Our Business Activities and Operations, page 7

7.   It appears that master leased properties present a different risk/reward profile than directly leased properties. Therefore, please provide a breakout of portfolio statistics for master leased properties or tell us why this information would not be relevant to investors.

8.   Please update to provide information on the geographic distribution of the 321 properties to be acquired.

Stabilized Properties, page 7

9.   We note the importance of stabilized properties as the best indicator for your long-term portfolio performance. To this end, please provide occupancy data for the properties you have owned for six months or more.

Management of Phoenix Fund, page 9

10.   Please briefly describe the material terms of your sub-management agreement with Phoenix Fund, including the fees. Please also summarize Phoenix Fund's arrangements with Mr. Schmitz and Ms. Hawkes regarding compensation on sales of properties.

Risk Factors

Risks Related to Our Business

Through our preferred operator program…, page 22

11.   Please revise the risk factor to quantify the number of properties for which you have provided the master lessee an interest in any gains on sale.

Our revenue and expenses are not directly correlated…, page 24

12.   Please supplement your disclosure in this section to discuss operational inefficiencies inherent to your business model arising from the fact that your fixed maintenance/restoration costs per unit may not decrease as a function of additional property acquisitions. Please also include the risks discussed under this heading in the Summary Risk Factors section.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

13.   In future filings please expand your disclosure in MD&A to include additional analysis of your capital expenditures breaking them down as applicable between new development, redevelopment/renovations on acquired properties, redevelopment/renovations on stabilized properties, and other capital expenditures by year. Please provide a narrative discussion for fluctuations from year to year and expectations for the future. The total of these capital expenditures should reconcile to the capital expenditures included in cash flow from investing activities.

Factors Expected to Affect Our Results and Financial Condition

Property Stabilization, page 60

14.   It appears that you consider average time to stabilization a key performance indicator. Please disclose this metric.

Revenue, page 60

15.   Please disclose a breakdown of rental revenues earned between direct rentals and preferred operator program rentals.

Portfolio Purchases, page 117

16.   Please expand upon your discussion of the preferred operator program to fully discuss the types of revenues you earn from the leases, the types expenses you may incur, and any future cash proceeds that may be payable to preferred operators. Please address whether or not there are any financial incentives for the preferred operators to operate the properties efficiently, and which party is responsible for significant capital improvements.

Results of Operations, page 62

17.   In future Exchange Act periodic reports, once you have relevant comparative data, please disclose the relative impact on period to period results from same store/stabilized properties and from other properties and, within the same store/stabilized portfolio, the relative impact of changes in occupancy and changes in rent rates.

Financial Statements

18.   We continue to consider your request that the staff waive your requirement to provide historical financial information under Rule 3-14 of Regulation S-X.

Investment in Real Estate, page F-7

19.   Please tell us how you determined that the acquisition of a property with a lease in place constitutes a business combination. Please refer to the applicable accounting literature you utilized in coming to this determination.

20.   Please provide a more in-depth discussion of the ways you determine fair value for purchase price allocations.

21.   Please tell us the amounts of soft costs such as payroll and other general and administrative expenses that you have capitalized.   In future filings, please revise your

footnote to specifically disclose your policies for capitalizing these costs. Please show us your proposed disclosure.

Revenue Recognition, page F-8

22.   Please expand upon your disclosure of your accounting for revenues related to your arrangements with preferred operators to discuss all the different ways in which you may earn revenues from these arrangements, and clarify if the contingent rentals discussed here are related solely to the preferred operator program.

7. Transactions with Related Parties, page F-13

23.   Please tell us how you determined that it was appropriate to record the purchase of the real estate acquisition and management platform from American Residential Management, Inc. as goodwill. In your response please provide additional detail about the platform, and clarify if this is software, or if there are additional components.

Exhibits

24.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence. In addition, we note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Jonathan Wiggins, Staff Accountant, at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Daniel M. LeBey
        Hunton & Williams LLP